Vasogen Inc.

Contact:
Glenn Neumann, Investor Relations
2155 Dunwin Drive
Mississauga, ON, Canada L5L 4M1
tel: (905) 569-9065   fax: (905) 569-9231
www.vasogen.com / investor@vasogen.com

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FOR IMMEDIATE RELEASE

  Vasogen Cardiovascular Disease Research Published in Atherosclerosis and the
             European Journal of Vascular and Endovascular Surgery

Toronto, Ontario (May 30, 2002) -- Vasogen Inc. (TSE:VAS; AMEX:VSV), a developer of immune modulation therapies for cardiovascular and other inflammatory conditions, today announced that previously reported results from its clinical trial in peripheral arterial disease (PAD) and results from preclinical studies in atherosclerosis, the underlying cause of PAD and other cardiovascular diseases, were published this month in two peer-reviewed journals.

Results from the double-blind, placebo-controlled clinical trial of Vasogen's immune modulation therapy in patients with advanced PAD have been published in the May 2002 issue of the European Journal of Vascular and Endovascular Surgery (23: 381-387). The trial was conducted at two leading U.K. cardiovascular centers, the University of Dundee, Scotland, under the direction of Dr. Jill J.
F. Belch, Professor of Vascular Medicine, and the University of Bristol, under the direction of Dr. Roger Baird, Senior Vascular Surgeon, Directorate of Surgery. The results from this trial formed the basis for Vasogen's 500-patient pivotal PAD clinical trial in North America.

Results from preclinical research demonstrating that Vasogen's immune modulation therapy significantly reduced the progression of atherosclerosis in a model of chronic vascular disease have been published in the May 2002 issue of Atherosclerosis (162: 45-53). This research, conducted at the University of Toronto, showed that Vasogen's immune modulation therapy decreased the progression of atherosclerosis and may stabilize atherosclerotic plaques by reducing inflammation. Chronic inflammation is now widely accepted as an important mechanism in the progression and rupture of atherosclerotic plaques.

Peripheral arterial disease is characterized by reduced blood flow to the lower extremities due to atherosclerosis. Obesity, smoking, lack of exercise, diabetes, and an aging population are all associated with increasing incidence of the disease. PAD usually presents as intermittent claudication characterized by pain, cramps, or severe muscle ache in the legs upon walking. Intermittent claudication leads to reduced mobility and a marked impairment in the ability to undertake the basic activities of daily independent living. Symptoms of PAD are also recognized as a sign of systemic atherosclerosis, and PAD patients have a threefold increase in the risk of heart attack and stroke relative to that of the general population. As PAD progresses, it may lead to pain even at rest, and in more than 200,000 cases each year, there is a need to amputate the affected limb. Health expenditures resulting from PAD are now estimated to exceed $12 billion annually.


     Vasogen is developing immune modulation therapies for the treatment of cardiovascular and other inflammatory diseases.

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Without limiting the foregoing, the words "believes," "anticipates," "plans," "intends," "will," "should," "expects,"
"projects," and similar expressions are intended to identify forward-looking statements. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of research and development programs, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company's products, the strength of intellectual property and financing capability, and other risks detailed from time-to-time in the Company's public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.